UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

TEXAS PACIFIC LAND TRUST
(Name of Issuer)
Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Santa Monica Partners, L.P.
1865 Palmer Avenue
Larchmont, NY 10538
(914) 833-0875
Lawrence J. Goldstein

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d -1(e),240.13d -1(f) or 240.13d -1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      1. Names of Reporting Persons.
         Santa Monica Partners, L.P.
         13-3100474
      2. Check the Appropriate Box if a Member of a Group
        (a) [   ]
        (b) [   ]

      3. SEC Use Only


      4. Source of Funds
        WC

      5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items
      2(d) or 2(e)
        [   ]

      6. Citizenship or Place of Organization
        New York


        7.  Sole Voting Power
            17,892
       8.  Shared Voting Power
	    None

       9.  Sole Dispositive Power
            17,892

        10. Shared Dispositive Power
             None


      11. Aggregate Amount Beneficially Owned by Each Reporting
Person
           17,892

      12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

        [   ]
      13. Percent of Class Represented by Amount in Row (11)

          0.2%

      14. Type of Reporting Person

           PN

      1. Names of Reporting Persons.
         SMP Asset Management, LLC

      2. Check the Appropriate Box if a Member of a Group
        (a) [   ]
        (b) [   ]

      3. SEC Use Only


      4. Source of Funds
         AF

      5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items
      2(d) or 2(e)
        [   ]

      6. Citizenship or Place of Organization
        New York


        7.  Sole Voting Power
            17,892

       8.  Shared Voting Power
	    None

       9.  Sole Dispositive Power
            17,892

        10. Shared Dispositive Power
             None

      11. Aggregate Amount Beneficially Owned by Each Reporting
Person
           17,892

      12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

        [   ]
      13. Percent of Class Represented by Amount in Row (11)

          0.2%


      14. Type of Reporting Person
           OO


      1. Names of Reporting Persons.
         Lawrence J. Goldstein

      2. Check the Appropriate Box if a Member of a Group
        (a) [   ]
        (b) [   ]

      3. SEC Use Only


      4. Source of Funds
         AF

      5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items
      2(d) or 2(e)
        [   ]

      6. Citizenship or Place of Organization
         United States


        7.  Sole Voting Power
            17,892

       8.  Shared Voting Power
	    None

       9.  Sole Dispositive Power
            17,892

        10. Shared Dispositive Power
             None

      11. Aggregate Amount Beneficially Owned by Each Reporting
Person
           17,892

      12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares

        [   ]
      13. Percent of Class Represented by Amount in Row (11)

          0.2%


      14. Type of Reporting Person
           OO



ITEM 1. SECURITY AND ISSUER
This statement relates to the sub-share certificates of proprietary interests (?Shares?) of Texas Pacific Land Trust
(?TPL?). The address of TPL?s principal executive office is 1700
Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed by (i) Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners");(ii) SMP Asset Management, LLC, a Delaware limited liability company and the general partner of Santa Monica Partners ("SMP Asset Management") and (iii) Lawrence J. Goldstein, the president and sole managing member of SMP Asset Management. The principal place of business is 1865 Palmer Avenue, Larchmont, NY 10538. Neither Santa Monica Partners, SMP Asset Management or Lawrence J. Goldstein have, in the last 5 years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management and indirectly, Santa Monica Partners.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of funds for purchases of all Shares owned beneficially directly by Santa Monica Partners and indirectly by SMP Asset Management was the working capital of Santa Monica
Partners.

ITEM 4. PURPOSE OF TRANSACTION
Our purpose in filing this 13D is to let the parties and fellow shareholders know that Santa Monica Partners supports Mr. Eric Oliver's election as a trustee at the TPL Special Meeting and supports his and Horizon Kinetics objectives to enhance shareholder value of TPL shares as indicated in their Preliminary Proxy dated March 25, 2019, https://www.sec.gov/Archives/edgar/data/97517/000114036119005545/
s002762x1_pren14a.htm It was filed by Horizon Kinetics LLC together with six additional parties, SoftVest, L.P., SoftVest Advisors, LLC, ART-FGT Family Partners Limited, Tessler Family Limited Partnership, Eric L. Oliver and Allan R. Tessler. To the best of our knowledge, this is the first time Horizon Kinetics has taken an active approach to one of its investments.

On March 15, 2019, SoftVest Advisors, ART-FGT LP, Tessler Family LP and Horizon Kinetics entered into a Cooperation Agreement as described in their Preliminary Proxy. They stated that Mr. Oliver has engaged with the trustees and other representatives of TPL, investors and other industry participants to discuss various opportunities to maximize the value of TPL for the benefit of holders of Shares. Horizon Kinetics believes that the trustees of TPL should now fully explore these options, as well as any other opportunities available to maximize value for holders of Shares. In addition, Horizon Kinetics believes that the Trust should be more transparent and frequent on its updates to holders of Securities (e.g. drilling updates, drilled and uncompleted well updates, water production, water injection volumes, and engineering reports).

The Participants have been long-term investors in the Trust. Specifically, through his or its respective affiliates (1) Mr. Oliver has beneficially owned Shares since 2004, (2) Horizon has beneficially owned Shares since 1994, and (3) Mr. Tessler has beneficially owned Shares since 2015. From time to time the SoftVest Participants, Horizon and the Tessler Participants have in the past engaged with the trustees and other representatives of the Trust, investors and other industry participants to discuss various opportunities to maximize the value of the Trust for the benefit of holders of Shares. Such discussions have included (1) the conversion (the "Conversion" of the Trust into a Delaware corporation subject to modern governance principles (such as annually elected directors), as permitted by the Trust?s Declaration of Trust, dated February 1, 1888 (the "Declaration"), (2) focusing on the establishment of an experienced team around the Trust?s new water business, with clearly defined goals and objectives, or otherwise considering the separation or sale of such business to a third party with a retained royalty, and (3) the addition of Mr. Oliver as a trustee of the Trust.

Subject to his duties as such, we believe Mr. Oliver will encourage the other trustees and the Trust to (1) explore the Conversion, as well as any other opportunities available to maximize value for holders of Shares and (2) be more transparent and frequent on updates to holders of Shares (e.g., drilling updates, drilled and uncompleted well updates, water production, water injection volumes, and engineering reports). In that regard, we understand that if elected Mr. Oliver will be only one of three trustees, such that effecting any of the foregoing will require the agreement of one or both of the other trustees.

WE RECOMMEND A VOTE FOR THE ELECTION OF MR. OLIVER
Santa Monica Partners L. P.is filing this 13D not merely to strongly support electing Mr. Oliver at the Special Meeting as a trustee because we believe in him and his partners and what they stand for, but we also are doing so now because this is the only chance we may ever again have to elect a trustee as trustees serve until they resign or die. Of course to be clear we support Mr. Oliver because he supports converting the Trust into a Delaware corporation subject to modern governance principles such as:
(1) Annually electing directors which is permitted by the Trust?s Declaration of Trust, dated February 1, 1888
(2) Focusing on the establishment of an experienced team around the Trust?s new water business, with clearly defined goals and objectives, or otherwise considering the separation or sale of such business to a third party with a retained royalty
(3) And of course because of Mr. Oliver?s credentials including being a substantial shareholder and his willingness to put himself out and serve as a trustee of the Trust.
In addition we would think Mr. Oliver might work with the trustees to encourage them to take steps to bring out the value of the company such as:
(4) Encourage the trustees to move with dispatch to convert to "C" Corp. form and with a board of TPL Directors to be able to consider the other steps to bring out the value in the company. It is clear to us that although TPL has many investment attractions its present legal form has kept institutional investors such as ETFs, mutual funds, investment advisors and others from investing in the company. The mere change in business form from trust to corporation could remedy this situation. Is there any reason why trustees oppose institutional ownership or seeing TPL shares appreciate which might follow conversion to corporate form?
(5) Possibility of utilizing the increasing substantial cash flows which could for example well be turned into tax free payments to shareholders by considering a reorganization in which part of the company operations were turned into a passthrough e.g. REIT, entity paying out 90% or more of its income pretax.?
(6) The water business separation is not to be taken lightly. It could mean a spin-off of a business which had triple digit revenue and net profit growth and a high double digit net profit margin in 2018.
(7) Exxon is going to develop Permian basin wells four to five fold in next 5 years https://corporate.exxonmobil.com/- /media/global/files/investor-relations/analyst-meetings/2019-exxonmobil-investor-day.pdf. Other major oil companies have similar plans. A proactive TPL management would share information such as this with its owners and offer its own insights we believe as opposed to its deafening 100 year long silence.
FOR ALL OF THE ABOVE REASONS WE STRONGLY SUPPORT AND RECOMMEND A VOTE FOR THE ELECTION OF MR. OLIVER

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Santa Monica Partners, SMP Asset Management and Mr. Goldstein have sole power to vote and direct the vote of, and to dispose of or direct the disposition of, all Shares held by Santa Monica Partners. This Schedule 13D does not include approximately 7,917 Shares of TPL held personally by Lawrence J. Goldstein and his family. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Santa Monica Partners with respect to its account. Transactions effected by Santa Monica Partners in the last 60 days are as listed below. No sales were made in any account.

Transaction Date  Purchase or Sale  Quantity    Price/Share
                                                (excluding
                                                 commissions)
3/18/19           Purchase           100        $741.49
3/21/19           Purchase             1        $751.00
3/21/19           Purchase             1        $752.00
4/1/19            Purchase            10        $796.00
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as set forth above and as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments.

Item 7.  Material to be filed as Exhibits.

None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 8, 2019
                              SANTA MONICA PARTNERS, L.P.
                              By: SMP ASSET MANAGEMENT LLC

                              By: /s/LAWRENCE J. GOLDSTEIN
                              ----------------------------
       Lawrence J. Goldstein,
       President
                              SMP ASSET MANAGEMENT LLC

                              By: /s/LAWRENCE J. GOLDSTEIN
                              ----------------------------
-                             Lawrence J. Goldstein, President

                              /s/LAWRENCE J. GOLDSTEIN
                              Lawrence J. Goldstein